Exhibit 4.2

NEITHER THIS MASTER NOTE NOR THE SHARES OF COMMON STOCK ISSUABLE UPON CONVERSION OF THIS NOTE NOR THE REVENUE PARTICIPATION INTERESTS HAVE BEEN REGISTERED UNDER THE SECURITIES ACT OF 1933, AS AMENDED (THE "SECURITIES ACT"). NEITHER THIS NOTE NOR THE SHARES OF COMMON STOCK ISSUABLE UPON CONVERSION OF THIS NOTE NOR THE REVENUE PARTICIPATION INTERESTS MAY BE SOLD, OFFERED FOR SALE, PLEDGED OR HYPOTHECATED IN THE ABSENCE OF AN EFFECTIVE REGISTRATION STATEMENT AS TO THIS NOTE OR THE SHARES OF COMMON STOCK ISSUABLE UPON CONVERSION OF THIS NOTE OR THE REVENUE PARTICIPATION INTERESTS UNDER SAID ACT OR AN OPINION OF COUNSEL REASONABLY SATISFACTORY TO THE BORROWER THAT SUCH REGISTRATION IS NOT REQUIRED.

Issue Date: October 21, 2013

MASTER CONVERTIBLE ORIGINAL ISSUE DISCOUNT NOTE
WITH REVENUE PARTICIPATION INTEREST

    This Master Convertible Note with Revenue Participation Interest (the “Note”) is made as of September 6, 2013 between STW RESOURCES HOLDING CORP. (“STW”, or the “Company”), a Nevada corporation with an address of 619 W. Texas Avenue., Suite 126, Midland, Texas 79701, and the Participant or Participants (hereinafter referred to as “Participant”) subscribing to all or a portion of the $207,000 Corporate Promissory Note herein, as indicated by the inclusion and incorporation of this Note into Participant(s) related Subscription Agreement(s).

RECITALS

WHEREAS, STW, through its 100% owned subsidiary, STW Pipeline Maintenance and Construction, LLC (“STW Pipeline”), provides pipeline construction for customers in the midstream vertical of the oil and gas industry. STW Pipeline performs maintenance on pipelines in the oil and gas industry.

STW Pipeline’s revenues have begun their cycle and from its share of the net cash flow, STW can dedicate to repaying Participant for its capital investment and interest.

STW requires approximately $180,000 in funding for payment to services providers to bring STW current in all filings through the 2013 10k.These funds will be escrowed and released ONLY to the providers identified on Exhibit “A”. All monies will be released in accordance with the completion of work as outlined by the agreements from the service providers and the escrow agreement, Exhibit “B”..

Participant, individually or in combination with other Participants has loaned STW an amount of Two Hundred Seven Thousand Dollars ($207,000), with an original issue discount of Twenty Seven Thousand Dollars ($27,000) and net proceeds to STW  of One Hundred Eighty Thousand Dollars ($180,000). STW has executed within this Note, a Corporate Convertible Loan Note with Covenants (the "Note") and other documents relating thereto (the Note and all other documents related thereto are referred to collectively as the "Loan Documents"); and

                  NOW, THEREFORE, in consideration of the mutual covenants contained herein, the parties agree as follows:

ARTICLE I
GENERAL PROVISIONS

       1.1 Transaction Documents. Unless otherwise separately defined herein, all capitalized terms used in this Note shall have the same meaning as is set forth in the related Subscription Agreement, which together with the Subscription Agreement, will be referred to as the "Transaction Documents".

1.2. Corporate Promissory Note. Participant agrees to loan the amount indicated on Participant’s Subscription to STW, which represents all or a percentage of the $207,000.00 principal amount (“Investment Amount”).  STW promises to pay Participant that amount indicated on Participant’s Subscription Agreement, including any accrued but unpaid interest, on or before March 5, 2014, with the Note carrying a stated percentage interest rate of 6% per annum, with the further provision that any and all payments on the Note shall come solely from Participant’s share of the Revenue Participation Fees, as set forth in following Section 1.5.

 1.3. Security Interest. To secure payment of STW's obligations under this Note, STW pledges and grants to Participant a continuing security interest in its net revenues and the proceeds thereof, until such time as STW’s obligations to pay Participant on the Note ceases.

 1.4. Deemed Interest. Participant’s investment hereunder shall be considered a 100% AT RISK INVESTMENT, not subject to any general guarantees other than the performance of STW Pipeline and the revenues derived from such operations funded in whole or in part by Participant’s investment. It is not intended by the parties hereto that the Revenue Sharing payments due under this Agreement be deemed to constitute "interest" on the Note or other Loan Documents.   However, in the event a Court of competent jurisdiction determines that the Revenue Participation Fees due and payable hereunder are deemed to be "interest" arising with respect to the obligations evidenced by the Note and other Loan Documents, and as a direct result thereof such payments under this Note results in Borrower having paid interest in excess of that permitted by applicable law, then all excess amounts theretofore collected by Participant shall be credited on the principal balance owing under the Note and remaining Loan Documents (or, if all sums owing thereunder have been paid in full, refunded to STW ), and the amounts thereafter collectible under this Note shall immediately be deemed reduced, without the necessity of the execution of any new document so as to comply with applicable law and permit the recovery of the fullest amount otherwise called for hereunder.

1.5. Revenue Participation Fees.  In order to provide payment on the Note, STW will pay the following Revenue Participation Fees:

A.           During the term hereof STW agrees to pay to Participant Revenue Participation Fees from its share of Net Operating Revenues of STW Pipeline, (per the schedule listed below) to all Participants generally (with each Participant’s percentage of the $207,000.00 investment being paid on a pro-rata basis) until such time as each Participant’s share of the $207,000.00 Note, including accrued but unpaid interest, has been paid in full. Thereafter, all further Revenue Fees shall cease and this Note shall be terminated in all respects.

Payment Schedule:

•	Payments to be made monthly in arrears;
•	Interest plus principal repayment of $11,000 (with each Participant’s percentage of the $207,000 investment being paid on a pro-rata basis), commencing 30 days from close; and
•	All outstanding principal and accrued, but unpaid, interest to be repaid in full on maturity.

B.           The Participants’ share(s) of Net Operating Revenues, as defined above, shall be paid quarterly on or before the fifteenth of the month following the end of the ninety day period, during the term hereof.  In the event payment of the Revenue Participation Fees are not received by Participant within thirty (30) days after the date due, interest shall then begin to accrue on the late payment at the rate of eighteen percent (18%) per annum until the Revenue Participation Fees due and accrued interest are paid in full.

C.  N/A

D.  N/A

E.  Stock Warrants.  As additional consideration, STW will issue two-year stock warrants to purchase shares of STW’s common stock at $0.20 per share, with up to 414,000 stock warrants to be issued.  Each Participant will be issued warrants to purchase two shares of STW common stock for every one dollar of face value based upon their dollar amount participation interest in the $207,000 investment amount.

 1.6. Term and Termination. The term of this Note shall commence immediately and shall terminate upon the later of payment in full of sums due under this Note, per Section 1.5B or six (6) months from the date hereof, whichever is shorter. This Note may not be terminated prior to the expiration of its term without the written agreement of the parties. The conversion rights set forth in Article II shall remain in full force and effect immediately from the date hereof and until the Note is paid in full regardless of the occurrence of an Event of Default.  The Note shall be payable in full on or prior to the Maturity Date, except to the extent previously converted into Common Stock of the Company (the “Common Stock”) in accordance with Article II hereof.

ARTICLE II
CONVERSION RIGHTS

The Holder shall have the right to convert the Principal and accrued and unpaid Interest due under this Note into shares of the Company’s Common Stock, as set forth below.

2.1           Conversion into the Company’s Common Stock.

(a)           The Holder shall have the right from and after the date of the issuance of this Note and then at any time until this Note is fully paid, to convert any outstanding and unpaid Principal portion of this Note, and accrued Interest on such portion, at the election of the Holder (the date of such conversion being a “Conversion Date”) into fully paid and non-assessable shares of Common Stock, as such stock exists on the date of this Note (such shares, the “Conversion Shares”), or any shares of capital stock of the Company into which such Common Stock shall hereafter be changed or reclassified, at the conversion price as defined in Section 2.1(b) hereof (the “Conversion Price”), determined as provided herein. Upon delivery to the Company of a completed Notice of Conversion, a form of which is annexed hereto, Company shall issue and deliver to the Holder within three (3) business days from the Conversion Date (such third day being the “Delivery Date”) that number of Conversion Shares for the portion of the Principal, along with accrued but unpaid Interest, converted in accordance with the foregoing.  The number of shares of Common Stock to be issued upon each conversion of this Note shall be determined by dividing that portion of the Principal of the Note and accrued Interest to be converted, by the Conversion Price. No fractional shares shall be issued for any payment of Interest due under this Note.  As to any fraction of a share which Holder would otherwise be entitled to upon such payment of Interest, the Company shall round up to the next whole share.  Each conversion hereof shall constitute the re-affirmation by the Holder that the representations and warranties contained in the Subscription Agreement are true and correct in all material respects with respect to the Holder as of the time of such conversion. Upon partial conversion of this Note, a new Note containing the same date and provisions of this Note shall, at the request of the Holder, be issued by the Company to the Holder for the remaining Principal balance of this Note and Interest which shall not have been paid. Notwithstanding anything to the contrary stated above, Holder may not convert that portion of this Note that if converted would increase Investor’s beneficial ownership of Company’s common shares above 9.99% of the outstanding common shares.

(b)           Subject to adjustment as provided in Section 2.1(c) hereof, the Conversion Price per share shall be equal to $0.12.

(c)           The Conversion Price and number and kind of shares of Common Stock or other securities to be issued upon conversion as determined pursuant to Section 2.1(a), shall be subject to adjustment from time to time upon the happening of certain events while this Note remains outstanding, as follows:

(i)           Reorganization, Consolidation, Merger, etc.; Reclassification.  In case at any time or from time to time, the Company shall effect any merger, reorganization, restructuring, reverse stock split, consolidation, sale of all or substantially all of the Company’s assets or any similar transaction or related transactions (each such transaction, a “Fundamental Change”), then, in each such case, as a condition to the consummation of such a transaction, proper and adequate provision shall be made by the Company whereby the Holder of this Note, on the conversion hereof, at any time after the consummation of such Fundamental Change, shall receive, in lieu of the Conversion Shares issuable on such conversion prior to such consummation or such effective date, the stock and other securities and property (including cash) to which such Holder would have been entitled upon such consummation of a Fundamental Change if such Holder had so converted this Note, immediately prior thereto, all subject to further adjustment thereafter as provided in Section 2.1(c)(iv).

If the Company at any time shall, by reclassification or otherwise, change the Common Stock into the same or a different number of securities of any class or classes that may be issued or outstanding, this Note, as to the unpaid principal portion thereof and accrued interest thereon, shall thereafter be deemed to evidence the right to purchase an adjusted number of such securities and kind of securities as would have been issuable as the result of such change with respect to the Common Stock immediately prior to such reclassification or other change.

(ii)           Dissolution.  In the event of any dissolution of the Company following the transfer of all or substantially all of its properties or assets, the Company, prior to such dissolution, shall at its expense deliver or cause to be delivered the stock and other securities and property (including cash, where applicable) receivable by the Holder of this Note after the effective date of such dissolution pursuant to this Article to a bank or trust company (a “Trustee”) as trustee for the Holder of this Note.

(iii)           Continuation of Terms. Upon any Fundamental Change or transfer (and any dissolution following any transfer) referred to in this Article, this Note shall continue in full force and effect and the terms hereof shall be applicable to any other securities and property receivable on the conversion of this Note after the consummation of such Fundamental Change or transfer or the effective date of dissolution following any such transfer, as the case may be, and shall be binding upon the issuer of any other securities, including, in the case of any such transfer, the person acquiring all or substantially all of the properties or assets of the Company, whether or not such person shall have expressly assumed the terms of this Note as provided in Section 2.1(c)(iv). In the event this Note does not continue in full force and effect after the consummation of the transaction described in this Article II, then only in such event will the Company’s securities and property (including cash, where applicable) receivable by the Holder of the Notes be delivered to the Trustee as contemplated by Section 2.1(c)(ii).

(iv)           Extraordinary Events Regarding Common Stock. In the event that the Company shall (a) issue additional shares of Common Stock as a dividend or other distribution on outstanding Common Stock, (b) subdivide its outstanding shares of Common Stock, or (c) combine its outstanding shares of the Common Stock into a smaller number of shares of the Common Stock, then, in each such event, the Conversion Price shall, simultaneously with the happening of such event, be adjusted by multiplying the then Conversion Price by a fraction, the numerator of which shall be the number of shares of Common Stock outstanding immediately prior to such event and the denominator of which shall be the number of shares of Common Stock outstanding immediately after such event, and the product so obtained shall thereafter be the Conversion Price then in effect. The Conversion Price, as so adjusted, shall be readjusted in the same manner upon the happening of any successive event or events described in this Section 2.1(c)(iv). The number of Conversion Shares that the Holder of this Note shall thereafter, on the conversion hereof as provided in Article II, be entitled to receive shall be adjusted to a number determined by multiplying the number of Conversion Shares that would otherwise (but for the provisions of this Section 2.1(c)(iv)) be issuable on such conversion by a fraction of which (a) the numerator is the Conversion Price that would otherwise (but for the provisions of this Section 2.1(c)(iv)) be in effect, and (b) the denominator is the Conversion Price in effect on the date of such conversion.

(v)           Effectiveness of Adjustment. An adjustment to the Conversion Price shall become effective immediately after the payment date in the case of each dividend or distribution and immediately after the effective date of each other event which requires an adjustment.

(vi)           Notice of Adjustment. Upon the happening of any event requiring an adjustment of the Conversion Price, the Company shall promptly give written notice thereof to the Holder at the address appearing in the records of the Company, stating the adjustments resulting from such event and setting forth in reasonable detail the method of calculation and the facts upon which such calculation is based.  Failure to give such notice to the Holder or any defect therein shall not affect the legality or validity of the subject adjustment.

2.2           Reservation.  During the period the conversion right exists, the Company shall reserve and keep available out of its authorized but unissued shares of Common Stock, solely for the purpose of providing for the conversion of the Company Notes, such number of Conversion Shares as shall from time to time equal the number of shares sufficient to permit the conversion of the Company Notes in accordance with their respective terms.  The Company agrees that all Conversion Shares issued upon due conversion of the Company Notes shall be, at the time of delivery of the certificates for such Conversion Shares, duly authorized, validly issued, fully paid and non-assessable shares of common stock of the Company.

2.3           Fractional Shares.  No fractional shares shall be issued upon the conversion of this Note.  As to any fraction of a share which Holder would otherwise be entitled to upon such conversion, the Company shall round up to the next whole share.

ARTICLE III
EVENTS OF DEFAULT & MISCELLANEOUS

 3.1. Default and Remedies Upon Default. In the event STW is in default of any of the terms of this Note, Participant shall have all the remedies provided in this Note.

3.2. Notices. Any notice to be given hereunder by either party to the other shall be in writing and personally delivered, sent by certified mail, return receipt requested or by reliable overnight delivery service, to the respective address above or to any other address required by the respective party, or by facsimile transmission with confirmation of receipt, and notice shall be deemed given on the earlier of: a) three (3) business days after notice is mailed as set forth above; or, b) upon actual receipt.

3.3.  Compliance with Securities Laws. Participant, as the holder of this Note, by acceptance hereof, acknowledges that this Note and the Revenue Participation Interests are being acquired solely for the Participant’s own account and not as a nominee for any other party, and for investment, and that the Participant will not offer, sell or otherwise dispose this Note and/or Revenue Participation Interest except pursuant to an effective registration statement, or an exemption from registration, under the Securities Act and any applicable state securities laws.

3.4. Jurisdiction. The terms and provisions of this agreement shall be governed by Texas law without giving effect to any choice or conflict of law provision or rule (whether of Texas or any other jurisdiction) that would cause the application of the laws of any other jurisdiction other than Texas to apply.   Each of the parties submits to the exclusive jurisdiction of the state district courts sitting in Dallas County, Texas.  Each party also agrees not to bring any such action or proceeding arising out of or relating to this Note in such court.  Each of the parties waives any defense of inconvenient forum to the maintenance of any action or proceeding so brought.

         IN WITNESS WHEREOF, the parties have executed this Note upon the date set forth above.

STW RESOURCES HOLDING CORP.

By:  ________________________
Stanley T. Weiner, its CEO

PARTICIPANTS

[Agreements indicated by their signatures on the Subscription Agreements]